UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ShotSpotter, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82536T 107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82536T 107

1.	Names of Reporting Persons Thomas T. Groos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 532,881 shares(1)
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 532,881 shares(1)
	8.	Shared Dispositive Power -0- shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 532,881 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.89%(2)
12.	Type of Reporting Person (see instructions) IN

(1)

Includes 10,136 shares held by Thomas T. Groos, 50,515 shares and warrants to purchase 13,973 shares of Issuer’s Common Stock held by The Thomas T. Groos Revocable Trust, and 418,376 shares and warrants to purchase 39,881 shares held by RT Groos, LLC. Reporting Person exercises sole voting and dispositive power over the shares held by The Thomas T. Groos Revocable Trust and RT Groos, LLC.

(2)	Based on 10,864,722 shares of Common Stock outstanding on December 31, 2018. Assumes the exercise of Reporting Person’s warrants exercisable as of or within 60 days of December 31, 2018.

CUSIP No. 82536T 107

1.	Names of Reporting Persons The Thomas T. Groos Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 64,488(1)
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 64,488(1)
	8.	Shared Dispositive Power -0- shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,488(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.59%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	Includes 50,515 shares and warrants to purchase 13,973 shares of Issuer’s Common Stock.

(2)	Based on 10,864,722 shares of Common Stock outstanding on December 31, 2018. Assumes the exercise of Reporting Person’s warrants exercisable as of or within 60 days of December 31, 2018.

CUSIP No. 82536T 107

1.	Names of Reporting Persons RT Groos, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 458,257 shares(1)
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 458,257 shares(1)
	8.	Shared Dispositive Power -0- shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 458,257 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.20%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	Includes 418,376 shares and warrants to purchase 39,881 shares of Issuer’s Common Stock.

(2)	Based on 10,864,722 shares of Common Stock outstanding on December 31, 2018. Assumes the exercise of Reporting Person’s warrants exercisable as of or within 60 days of December 31, 2018

Item 1(a).	Name of Issuer: ShotSpotter, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 7979 Gateway Blvd., Ste. 210, Newark, CA 94560

Item 2(a).	Name of Person Filing:

Thomas T. Groos

The Thomas T. Groos Revocable Trust (“Groos Trust”)

RT Groos, LLC (“RT Groos, LLC”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

15 Ionia Street, SW, Ste. 505

Grand Rapids, MI 49503

Item 2(c).	Citizenship:

Thomas T. Groos – US citizen

Groos Trust – Michigan

RT Groos, LLC – Michigan

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 82536T 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Thomas T. Groos	532,881 shares(1)
Groos Trust	64,488 shares(2)
RT Groos, LLC	458,257 shares(3)

(b)	Percent of Class:

Thomas T. Groos	4.89%(4)(5)
Groos Trust	0.59%(4)(5)
RT Groos, LLC	4.20%(4)(5)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Thomas T. Groos	532,881 shares(1)
Groos Trust	64,488 shares(2)
RT Groos, LLC	458,257 shares(3)

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

Thomas T. Groos	532,881 shares(1)
Groos Trust	64,488 shares(2)
RT Groos, LLC	458,257 shares(3)

(iv)	Shared power to dispose or to direct the disposition of:

None

(1)

Includes 10,136 shares held by Thomas T. Groos, 50,515 shares and warrants to purchase 13,973 shares of Issuer’s Common Stock held by The Thomas T. Groos Revocable Trust, and 418,376 shares and warrants to purchase 39,881 shares of Issuer’s Common Stock held by RT Groos, LLC. Reporting Person exercises sole voting and dispositive power over the shares held by The Thomas T. Groos Revocable Trust and RT Groos, LLC.

(2)	Includes 50,515 shares and warrants to purchase 13,973 shares of Issuer’s Common Stock.
(3)	Includes 418,376 shares and warrants to purchase 39,881 shares of Issuer’s Common Stock.
(4)	Based on 10,864,722 shares of Common Stock outstanding on December 31, 2018.
(5)	Assumes the exercise of Reporting Person’s warrants exercisable as of or within 60 days of December 31, 2018.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2019
Date

/s/ Thomas T. Groos
Thomas T. Groos
Individually, as Trustee of The Thomas T. Groos Revocable Trust and Member of RT Groos, LLC